

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 3561

February 2, 2009

Michael S. Jeffries
Chairman, Chief Executive Officer
Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, Ohio 43054

     Re: **Abercrombie & Fitch Co.**
                Form 10-K for fiscal year ended February 2, 2008
                Filed March 28, 2008
                File No. 001-12107

Dear Mr. Jeffries;

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                             Sincerely,

                             John Reynolds
                             Assistant Director